Cambior Inc.
MATERIAL CHANGE REPORT

FORM 51-102F3

  Reporting Issuer

Cambior Inc.
1111, St-Charles Street West
East Tower, suite 750
Longueuil, Québec
J4K 5G4

  Date of Material Change

September 3, 2004

  Publication of Material Change

A press release was issued on September 3, 2004 through CCN MATTHEWS and filed with regulatory authorities in Canada. A copy of the press release is annexed hereto.

  Summary of Material Change

Cambior has entered into an agreement with a group of private shareholders ("Selling Group") to acquire a 55.3% interest in the private Peruvian mining company Compañia Minera Poderosa S.A. ("CMPSA") and the Selling Group's advances to CMPSA totalling $8 million. CMPSA owns and operates the Poderosa mine located in the Pataz Province of Northern Peru. The mine has produced 1.25 million ounces of gold since 1982, with and average of 75,000 ounces produced annually over the last five years. Targeted gold production for 2004 is estimated at 109,000 ounces at a total cash cost of $175 per ounce.

Cambior will pay the Selling Group, at closing, a cash amount of $25 million and will issue approximately 2.2 million common shares of its capital stock for the Selling Group's interest and advances, and may, at some future date, pay additional consideration of up to $6 million subject to the outcome of certain contingent liabilities. As of June 30, 2004, CMPSA had outstanding bank and creditors' debts of $34.7 million, including $18.2 million in shareholders' advances (including the aforementioned $8 million advances from the Selling Group). The transaction is expected to close within the next 60 days, and closing is subject to a number of conditions, including Cambior obtaining financing to fund the transaction. Cambior has entered into discussions with several financial institutions to fund this acquisition.

CMPSA produces high grade ore from a series of underground mines which utilize both mechanized and conventional mining methods. Total ore treatment capacity if 800 tonnes per day and includes cyanide leaching and Merrill Crowe processing. In 2003, the mine produced 90,500 ounces of gold at a total cash cost of $209 per ounce.

  Full Description of Material Change

Please refer to the press releases annexed hereto for a complete description of the material change.

  Confidentiality of Information

This report is not being filed on a confidential basis.

  Omitted Information

Not applicable.

  Senior Officer

Inquiries in respect of the material change referred to herein may be made to:

Robert LaVallière
Manager - Investor Relations
Cambior Inc.
Tel.: (450) 677-2699
Fax.: (450) 677-3382

DATED this 9th day of September 2004.